UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)*

TERRAN ORBITAL CORPORATION
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

88105P103
(CUSIP Number)

Kerri R. Morey c/o Lockheed Martin Corporation 6801 Rockledge Drive Bethesda, MD 20817 (301) 897-6000 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communication)

May 30, 2023 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88105P103

1		NAMES OF REPORTING PERSONS

Lockheed Martin Corporation

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

55,806,348[1]

	8	SHARED VOTING POWER

12,694,916

	9	SOLE DISPOSITIVE POWER

55,806,348[1]

	10	SHARED DISPOSITIVE POWER

12,694,916

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

68,501,264

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.7[2]

14	TYPE OF REPORTING PERSON (See Instructions)

CO

(1)Includes 18,635,230 shares of Issuer common stock (“Common Stock”) currently issuable upon exercise of warrants and 36,384,177 shares of Common Stock currently issuable upon conversion of the Issuer’s 10% Senior Secured Convertible Notes due 2027 (the “Convertible Notes”), including interest paid in kind that has been added to the principal balance of the Convertible Notes.
(2)This percentage is calculated assuming 161,110,438 shares of Common Stock are outstanding as of May 30, 2023 based upon the information disclosed in Terran Orbital Corporation’s prospectus supplement dated May 24, 2023 and, in accordance with Rule 13d-3(d)(1)(i) under the Act, assuming the conversion of all warrants and Convertible Notes owned by Lockheed Martin Corporation into shares of Common Stock.

CUSIP No. 88105P103

1		NAMES OF REPORTING PERSONS

Astrolink International LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0

	8	SHARED VOTING POWER

12,694,916

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

12,694,916

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,694,916

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.9[1]

14	TYPE OF REPORTING PERSON (See Instructions)

OO

(1)This percentage is calculated assuming 161,110,438 shares of Common Stock are outstanding as of May 30, 2023 based upon the information disclosed in Terran Orbital Corporation’s prospectus supplement dated May 24, 2023.

SCHEDULE 13D

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D originally filed with the U.S. Securities and Exchange Commission on November 9, 2022 (the “Schedule 13D”), relating to common stock, $0.0001 par value per share (the “Common Stock”), of Terran Orbital Corporation, a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.
This Amendment No. 1 is being filed to reflect dilution of the Reporting Persons’ beneficial ownership of Common Stock, including as a result of the Issuer’s issuance on May 30, 2023 of an additional 16,000,000 shares of Common Stock in a registered direct offering of Common Stock and warrants to purchase Common Stock (the “Offering”). The Reporting Persons did not purchase shares of Common Stock or warrants to purchase Common Stock in the Offering. This Amendment No. 1 also updates information in the Schedule 13D based on intervening events since the Schedule 13D was filed.
Item 2. Identity and Background
Item 2 of the Schedule 13D is hereby amended by incorporating herein by reference the information set forth on the updated Schedule I attached hereto.
Item 4. Purpose of the Transaction
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:
On January 31, 2023, LMC appointed an Issuer Board observer pursuant to its rights under the SCA.

Item 5. Interest in Securities of the Issuer
Item 5(a)—(c) of the Schedule 13D are each hereby amended and restated in their entirety as follows:
(a) – (b) The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Amendment No. 1 and in the footnotes thereto is incorporated herein by reference. None of the Related Parties beneficially own any shares of Common Stock.
(c)     The information in Items 3 and 4 of this Amendment No. 1 is incorporated herein by reference. None of the Reporting Persons or the Related Parties have engaged in any transaction in shares of Common Stock in the 60 days prior to the filing of this Amendment No. 1.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:
Pursuant to the Purchase Agreement, the Issuer agreed to use reasonable best efforts to obtain shareholder approval for the issuance of shares of Common Stock issuable upon conversion of the Convertible Notes and exercise of the Warrants by LMC that would exceed 30% of the Common Stock then outstanding at its next annual meeting. At the Issuer’s annual meeting held on May 1, 2023, the Issuer’s stockholders approved such a proposal.

Item 7.  Material to be Filed as Exhibits
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit No.	Name
99.6	Joint Filing Agreement, dated June 1, 2023.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date: June 1, 2023

Lockheed Martin Corporation

By:	/s/ H. Edward Paul III
Name:	H. Edward Paul III
Title:	Vice President and Controller

Astrolink International LLC

By:	/s/ H. Edward Paul III
Name:	H. Edward Paul III
Title:	Vice President

Schedule I

The name, present principal occupation or employment and citizenship of each of the executive officers and directors of LMC and Astrolink is set forth below. The business address of each individual is c/o Lockheed Martin Corporation, 6801 Rockledge Drive, Bethesda, MD 20817.

Lockheed Martin Corporation

Name of Executive Officer	Principal Occupation or Employment	Citizenship
Timothy S. Cahill	Executive Vice President - Missiles and Fire Control	United States
Stephanie C. Hill	Executive Vice President - Rotary and Mission Systems	United States
Maryanne R. Lavan	Senior Vice President, General Counsel and Corporate Secretary	United States
Robert M. Lightfoot, Jr.	Executive Vice President - Space	United States
Jesus Malave	Chief Financial Officer	United States
H. Edward Paul III	Vice President and Controller	United States
Evan T. Scott	Vice President and Treasurer	United States
Frank A. St. John	Chief Operating Officer	United States
James D. Taiclet	Chairman, President and Chief Executive Officer	United States
Gregory M. Ulmer	Executive Vice President - Aeronautics	United States

Name of Director	Principal Occupation or Employment	Citizenship
Daniel F. Akerson	Retired Chairman and CEO, General Motors Company	United States
David B. Burritt	President and CEO, United States Steel Corporation	United States
Bruce A. Carlson	Retired United States Air Force General	United States
John M. Donovan	Retired CEO, AT&T Communications, LLC	United States
Joseph F. Dunford, Jr.	Senior Managing Director and Partner of Liberty Strategic Capital	United States
James O. Ellis, Jr.	Retired President and CEO, Institute of Nuclear Power Operations	United States
Thomas J. Falk	Retired Chairman and CEO, Kimberly-Clark Corporation	United States
Ilene S. Gordon	Retired Chairman and CEO, Ingredion Incorporated	United States
Vicki A. Hollub	President and CEO, Occidental Petroleum Corporation	United States
Jeh C. Johnson	Partner at Paul, Weiss, Rifkind, Wharton & Garrison LLP	United States
Debra L. Reed-Klages	Retired Chairman, President and CEO, Sempra Energy	United States
Patricia E. Yarrington	Retired Chief Financial Officer, Chevron Corporation	United States

Astrolink International LLC

Name of Executive Officer	Principal Occupation or Employment	Citizenship

J. Chris Moran	Vice President and General Manager, Lockheed Martin Ventures, Lockheed Martin Corporation	United States
Kerri R. Morey	Vice President, Associate General Counsel, Lockheed Martin Corporation	United States
H. Edward Paul III	Vice President and Controller, Lockheed Martin Corporation	United States
Evan T. Scott	Vice President and Treasurer, Lockheed Martin Corporation	United States
Scott M. Weiner	Vice President, Corporate Development, Lockheed Martin Corporation	United States